Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

January 2, 2024

Via EDGAR Correspondence

Michael Rosenberg

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust
File Nos. 333-273052; 811-23887

Dear Mr. Rosenberg:

This letter responds to your comments, provided by telephone, regarding the registration statement filed on Form N-1A for Roundhill ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on October 27, 2023 (the “Registration Statement”). The Registration Statement relates to the Roundhill Bitcoin Covered Call Strategy ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Investment Objective

In the section entitled “Investment Objective” and throughout the Registration Statement, as applicable, please state that the underlying fund (the “Bitcoin Futures ETF”) trades on a U.S.-regulated exchange. Additionally, please identify the name of the Bitcoin Futures ETF in the section entitled “Investment Objective.”

Response to Comment 1

Pursuant to the Staff’s comment, the section entitled “Investment Objective” has been revised as set forth below:

The Fund’s primary investment objective is to provide current income. The Fund’s secondary investment objective is to provide exposure to the price return of an exchange-traded fund that invests principally in bitcoin futures contracts and whose shares trade on a U.S.-regulated securities exchange.

January 2, 2024

The Registrant respectfully declines to specifically identify the Bitcoin Futures ETF, as the Fund may invest in options that reference different Bitcoin Futures ETFs over the life of the Fund. Additionally, given that the Fund does not identify the Bitcoin Futures ETF – either by name or by ticker – in the name of the Fund (as do “single stock ETFs”), the Fund does not believe there is any requirement or convention that such fund be named in the investment objective.

Comment 2 – Fees and Expenses

Pursuant to Item 3 of Form N-1A, please add “acquired fund fees and expenses” as a line item to the “Annual Fund Operating Expenses” table. In the event acquired fund fees and expenses do not exceed 0.01%, the Fund may include these expenses in the line item for “Other Expenses.” If acquired fund fees and expenses are included in the Fund’s unitary management fee, please disclose in the footnote to the table.

Response to Comment 2

The Fund does not currently intend to invest in shares of ETFs, but rather intends to derive its exposure through options that reference the Bitcoin Futures ETF. Accordingly, the Fund will not have acquired fund fees and expenses.

Comment 3 – Principal Investment Strategies

Please provide an overview of the operation of the Bitcoin Futures ETF, including how the Bitcoin Futures ETF maintains exposure to bitcoin futures over time (i.e., rolling) and a discussion of contango and backwardation. Please also describe the Bitcoin Futures ETF’s use of a wholly-owned subsidiary to invest in bitcoin futures.

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

Additional Information About the Bitcoin Futures ETF

The Bitcoin Futures ETF seeks to provide investment results that correspond to the performance of bitcoin. The Bitcoin Futures ETF seeks to achieve this objective through investments in bitcoin futures contracts. The Bitcoin Futures ETF does not invest directly in bitcoin. The bitcoin futures contracts held by the Bitcoin Futures ETF are standardized, cash-settled bitcoin futures contracts traded on commodity exchanges registered with the CFTC. While the Bitcoin Futures ETF seeks to invest in cash-settled, front-month bitcoin futures, it may also invest in back-month, cash-settled bitcoin futures contracts. Front-month bitcoin futures contracts are those contracts with the shortest time to maturity. Back-month bitcoin futures contracts are those with longer times to maturity. In order to maintain its exposure to bitcoin futures contracts, the Bitcoin Futures ETF must sell its futures contracts as they near expiration and replace them with new futures contracts with a later expiration date. This is often referred to as “rolling” a futures contract. Futures contracts with a longer term to expiration may be priced higher than futures contracts with a shorter term to expiration, a relationship called “contango.” When rolling futures contracts that are in contango, the Bitcoin Futures ETF will sell the expiring contract at a relatively lower price and buy a longer-dated contract at a relatively higher price. Conversely, futures contracts with a longer term to expiration may be priced lower than futures contracts with a shorter term to expiration, a relationship called “backwardation.” When rolling futures contracts that are in backwardation, the Bitcoin Futures ETF will sell the expiring contract at a relatively higher price and buy a longer-dated contract at a relatively lower price.

January 2, 2024

The Bitcoin Futures ETF may also invest in money market instruments and U.S. government to provide liquidity, serve as margin or collateralize the Bitcoin Future ETF’s investments in bitcoin futures contracts. Due to the high margin requirements that are unique to bitcoin futures contracts and certain tests that must be met in order to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”), the Bitcoin Futures ETF may also utilize reverse repurchase agreements during certain times of the year to help maintain the desired level of exposure to bitcoin futures contracts.

The Bitcoin Futures ETF expects to gain exposure to bitcoin by investing in bitcoin futures contracts through a wholly-owned subsidiary of the fund organized under the laws of the Cayman Islands. Because the Bitcoin Futures ETF intends to qualify for treatment as a RIC under Subchapter M of the Code, the Bitcoin Futures ETF intends to invest no more than 25% of its total assets in the subsidiary at each quarter end of the fund’s tax year.

January 2, 2024

Comment 4 – Principal Investment Strategies

Please describe bitcoin and the bitcoin blockchain, the relationship of bitcoin to the bitcoin blockchain and the applications and use cases that bitcoin and the bitcoin blockchain have been designed to support.

Response to Comment 4

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

Additional Information on Bitcoin

Bitcoin is a digital asset that is created and transmitted through the operations of the online, peer-to-peer Bitcoin network, a decentralized network of computers that operates on cryptographic protocols. The ownership of bitcoin is determined by participants in the Bitcoin network. The Bitcoin network connects computers that run publicly accessible, or “open source,” software that follows the rules and procedures governing the Bitcoin network. This is commonly referred to as the Bitcoin Protocol. Bitcoin, the asset, plays a key role in the operation of the Bitcoin network, as the computers (or “miners”) that process transactions on the network and maintain the network’s security are compensated through the issuance of new bitcoin and through transaction fees paid by users in bitcoin.

No single entity owns or operates the Bitcoin network. Bitcoin is not issued by any government, by banks or similar organizations. The infrastructure of the Bitcoin network is collectively maintained by a decentralized user base. The Bitcoin network is accessed through software, and software governs the creation, movement, and ownership of “bitcoin,” the unit of account on the Bitcoin network ledger. The value of bitcoin is determined, in part, by the supply of, and demand for, bitcoin in the global markets for trading bitcoin, market expectations for the adoption of bitcoin as a decentralized store of value, the number of merchants and/or institutions that accept bitcoin as a form of payment and the volume of private end-user-to-end-user transactions.

January 2, 2024

Bitcoin transaction and ownership records are reflected on the “Bitcoin blockchain,” which is a digital public record or ledger. Copies of this ledger are stored in a decentralized manner on the computers of each Bitcoin network node (a node is any user who maintains on their computer a full copy of all the bitcoin transaction records, the blockchain, as well as related software). Transaction data is permanently recorded in files called “blocks,” which reflect transactions that have been recorded and authenticated by Bitcoin network participants. The Bitcoin network software source code includes protocols that govern the creation of new bitcoin and the cryptographic system that secures and verifies bitcoin transactions.

Comment 5 – Principal Investment Strategies

Please provide the name of the subadvisor.

Response to Comment 5

The disclosure has been revised in accordance with the Staff’s comment to remove the reference to the Fund’s investment adviser and investment sub-adviser in the section entitled “Principal Investment Strategies.” Both the investment adviser and investment sub-adviser are identified in the section of the prospectus entitled “Management.”

Comment 6 – Principal Investment Strategies

Please provide a summary of the Bitcoin Futures ETF in which the Fund will invest, including its objective and principal investment strategies. Please also disclose that to the extent the Fund will invest in underlying funds, it will only do so in underlying funds which trade on a U.S.-regulated exchange.

Response to Comment 6

Pursuant to the Staff’s comment, the Registrant has added voluminous disclosure regarding the Bitcoin Futures ETF, which is set forth in Response to Comment 3. Additionally, the requirement that a Bitcoin Futures ETF’s shares trade on a regulated U.S. exchange has been incorporated into the definition of “Bitcoin Futures ETF.” Accordingly, the disclosure set forth below, requires that to the extent the Fund invests in shares of a Bitcoin Futures ETF, such shares would trade on a regulated U.S. exchange.

The Fund seeks to achieve its investment objectives through the use of a synthetic covered call strategy that provides current income on a monthly basis, while also providing exposure to the price return of an exchange-traded fund (“ETF”) that invests principally in bitcoin futures contracts and whose shares trade on a U.S.-regulated securities exchange (the “Bitcoin Futures ETF”). (emphasis added)

…

The Fund may also directly hold shares of the Bitcoin Futures ETF.

January 2, 2024

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund does not invest directly in bitcoin.

Please also state that the Bitcoin Futures ETF will not invest in bitcoin directly.

Response to Comment 7

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 8 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

[T]he Fund intends to only utilize exchange-traded options.

Please indicate that those options will be traded on a U.S.-regulated exchanges.

Response to Comment 8

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 9 – Principal Risks

In the “Covered Call Strategy Risk,” please state that the Fund employs a synthetic covered call strategy and include any risks specific to that strategy.

January 2, 2024

Response to Comment 9

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following disclosure:

The covered call strategy utilized by the Fund is “synthetic” because the Fund’s exposure to the price return of the Bitcoin Futures ETF is derived through options exposure, rather than direct holdings of the shares of the Bitcoin Futures ETF. Because such exposure is synthetic, it is possible that the Fund’s participation in the price return of the Bitcoin Futures ETF may not be as precise as if the Fund were directly holding shares of the Bitcoin Futures ETF.

Comment 10 – Principal Risks

In “Liquidity Risk,” please clarify that this risk is also applicable to the futures in which the Bitcoin Futures ETF invests and that the large positions held by the Bitcoin Futures ETF may also impact the price of bitcoin futures, which could decrease the correlation between the performance of bitcoin futures and spot bitcoin.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following disclosure:

Additionally, the bitcoin futures contracts held by the Bitcoin Futures ETF are subject to liquidity risk. The market for bitcoin futures contracts may be less developed, and potentially less liquid and more volatile, than more established futures markets. While the market has grown substantially since bitcoin futures contracts commenced trading, there can be no assurance that this growth will continue. The large size of the positions which the Bitcoin Futures ETF may acquire increases the risk of illiquidity, may make its positions more difficult to liquidate, and may increase the losses incurred while trying to do so. Such large positions also may impact the price of bitcoin futures contracts, which could decrease the correlation between the performance of bitcoin futures contracts and the “spot” price of bitcoin.

January 2, 2024

Comment 11 – Principal Risks

In an appropriate place, please disclose the following risks associated with the Bitcoin Futures ETF: (1) the Bitcoin Futures ETF does not invest directly in or hold bitcoin; (2) the performance of the Bitcoin Futures ETF should not be expected to match the performance of spot bitcoin; (3) the risks associated with bitcoin market volatility; (4) the risks associated with bitcoin futures capacity risk; and (5) general bitcoin futures risk.

Response to Comment 11

Pursuant to the Staff’s comment, the introduction to “Bitcoin Futures ETF Risk” has been revised as set forth below:

The Bitcoin Futures ETF does not invest directly in bitcoin. Accordingly, the performance of the Bitcoin Futures ETF should not be expected to match the performance of bitcoin. The Fund will have significant exposure to the Bitcoin Futures ETF through its options positions that utilize the Bitcoin Futures ETF as the reference asset. Accordingly, the Fund will subject to the risks of the Bitcoin Futures ETF, set forth below.

Additionally, pursuant to the Staff’s comment, the following risks have been added in the section entitled “Principal Risks – Bitcoin Futures ETF Risks”: “Bitcoin Futures Risk”; “Bitcoin Futures Capacity Risk”; “Cost of Futures Investment Risk”; and “Market and Volatility Risk.”

Comment 12 – Principal Risks

In “Bitcoin Risk,” please disclose that the value of bitcoin has been and may continue to be substantially dependent on speculation such that the trading and investing in bitcoin generally may not be based on fundamental analysis.

Response to Comment 12

Pursuant to the Staff’s comment, the first paragraph of the referenced risk has been revised to include the following disclosure:

The value of bitcoin has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these assets generally may not be based on fundamental analysis.

January 2, 2024

Comment 13 – Principal Risks

In “Bitcoin Risk,” the Staff notes disclosure that digital asset trading venues are largely unregulated. Please also disclose that digital asset trading venues may be operating out of compliance with regulations.

Response to Comment 13

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following disclosure:

Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, bitcoin and the digital asset trading venues on which it trades are largely unregulated and highly fragmented and digital asset trading venues may be operating out of compliance with regulations.

Comment 14 – Principal Risks

In “Digital Asset Industry Risk,” please remove the references to the “Ethereum blockchain.”

Response to Comment 14

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 15 – Principal Risks

The Staff notes that “Active Management Risk,” and similar risks, are attributed to the Fund but are also applicable to the Bitcoin Futures ETF. Please indicate that these risks are also risks of the Bitcoin Futures ETF, as applicable.

Response to Comment 15

Pursuant to the Staff’s comment, the introduction to “Bitcoin Futures ETF Risks” has been revised to include the following disclosure:

In addition to these risks, the Bitcoin Futures ETF is also subject to the following risks to which the Fund is also subject, which are described within the section entitled “Principal Risks”: Liquidity Risk, Active Management Risk, Active Market Risk, Asset Class Risk, Concentration Risk, Counterparty Risk, Credit Risk, Cybersecurity Risk, Debt Securities Risk, Derivatives Risk, Legislation and Litigation Risk, Leverage Risk, Money Market Instruments Risk, Operational Risk and Structural ETF Risk.

January 2, 2024

Comment 16 – Derivatives

Please provide the Staff under separate cover an outline of the Fund’s plans for complying with Rule 18f-4 under the Investment Company Act of 1940, including a preliminary overview of the key elements of the Fund’s derivatives risk management program. If the Fund does not intend to qualify as a limited derivatives user, please confirm that the Fund will use a relative value-at-risk (“VaR”) test and also designate the reference portfolio used in the Fund’s relative VaR test, if applicable.

Response to Comment 16

Pursuant to the Staff’s comment, the requested information has been sent under separate cover.

Comment 17 – Principal Risks

Please include a concentration risk since the Fund has significant exposure to the Bitcoin Futures ETF, and as a result, the Fund may be subject to greater market fluctuations than a fund that is more broadly invested.

Response to Comment 17

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Risks”:

CONCENTRATION RISK. The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in investments that provide exposure to bitcoin.

Comment 18 – Additional Risks of Investing in the Fund

The Staff notes the discussion on alternative public blockchains in the “Bitcoin Risk.” Please also disclose the risks or challenges posed by other types of blockchains that are intended to support more advanced applications of the technology for the use of smart contracts or otherwise (e.g., Ethereum).

January 2, 2024

Response to Comment 18

Pursuant to the Staff’s comment, “Bitcoin Risk” has been revised to include the following disclosure:

Such alternative public blockchains, such as the Ethereum network, allow users to write and implement smart contracts—that is, general-purpose code that executes on every computer in the network and can instruct the transmission of information and value based on a sophisticated set of logical conditions. Using smart contracts, users can create markets, store registries of debts or promises, represent the ownership of property, move funds in accordance with conditional instructions and create other digital assets.

Comment 19 – Statement of Additional Information

The Staff notes the Fund’s investment restriction #7 states, “The Fund will not concentrate its investments (i.e., hold 25% or more of its total assets) in the securities of a particular industry or group of industries, except that the Fund may [emphasis added] invest more than 25% of its total assets in investments that provide exposure to bitcoin and/or bitcoin futures contracts.” Please change the term “may” to “will.”

Response to Comment 19

The Registrant respectfully declines revised the referenced fundamental policy. The Fund’s articulated concentration policy matches, verbatim, the concentration policy of Bitcoin Strategy ETF (BITO), VanEck Bitcoin Strategy ETF (XBTF), Bitwise Bitcoin Optimum Roll Strategy ETF (BITC) and Global X Blockchain and Bitcoin Strategy ETF (BITS), each of which may constitute the Bitcoin Futures ETF. Accordingly, the Registrant has determined that the concentration policy, in its current form, is the most appropriate for the Fund.

Comment 20 – Statement of Additional Information

In the section of the Statement of Additional Information entitled “Investment Strategies,” please include a detailed description of the Bitcoin Futures ETF. Please also disclose, if applicable, that the Fund may from time to time take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions.

January 2, 2024

Response to Comment 20

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Statement of Additional Information entitled “Investment Strategies”:

Additional Information About the Bitcoin Futures ETF

The Bitcoin Futures ETF seeks to provide investment results that correspond to the performance of bitcoin. The Bitcoin Futures ETF seeks to achieve this objective through investments in bitcoin futures contracts. The Bitcoin Futures ETF does not invest directly in bitcoin. The bitcoin futures contracts held by the Bitcoin Futures ETF are standardized, cash-settled bitcoin futures contracts traded on commodity exchanges registered with the CFTC. While the Bitcoin Futures ETF seeks to invest in cash-settled, front-month bitcoin futures, it may also invest in back-month, cash-settled bitcoin futures contracts. Front-month bitcoin futures contracts are those contracts with the shortest time to maturity. Back-month bitcoin futures contracts are those with longer times to maturity. In order to maintain its exposure to bitcoin futures contracts, the Bitcoin Futures ETF must sell its futures contracts as they near expiration and replace them with new futures contracts with a later expiration date. This is often referred to as “rolling” a futures contract. Futures contracts with a longer term to expiration may be priced higher than futures contracts with a shorter term to expiration, a relationship called “contango.” When rolling futures contracts that are in contango, the Bitcoin Futures ETF will sell the expiring contract at a relatively lower price and buy a longer-dated contract at a relatively higher price. Conversely, futures contracts with a longer term to expiration may be priced lower than futures contracts with a shorter term to expiration, a relationship called “backwardation.” When rolling futures contracts that are in backwardation, the Bitcoin Futures ETF will sell the expiring contract at a relatively higher price and buy a longer-dated contract at a relatively lower price.

January 2, 2024

The Bitcoin Futures ETF may also invest in money market instruments and U.S. government to provide liquidity, serve as margin or collateralize the Bitcoin Future ETF’s investments in bitcoin futures contracts. Due to the high margin requirements that are unique to bitcoin futures contracts and certain tests that must be met in order to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”), the Bitcoin Futures ETF may also utilize reverse repurchase agreements during certain times of the year to help maintain the desired level of exposure to bitcoin futures contracts.

The Bitcoin Futures ETF expects to gain exposure to bitcoin by investing in bitcoin futures contracts through a wholly-owned subsidiary of the fund organized under the laws of the Cayman Islands. Because the Bitcoin Futures ETF intends to qualify for treatment as a RIC under Subchapter M of the Code, the Bitcoin Futures ETF intends to invest no more than 25% of its total assets in the subsidiary at each quarter end of the fund’s tax year.

Comment 21 – Statement of Additional Information

The Staff notes the subsection entitled “Code of Ethics” of the Statement of Additional Information. Please confirm whether the Fund’s Code of Ethics applies to transactions in bitcoin and bitcoin futures and whether employees are required to preclear such transactions.

Response to Comment 21

The Registrant’s Code of Ethics, pursuant to the requirements of Rule 17j-1 of the 1940 Act, applies to the purchase of sales of “securities,” as such term is defined in Section 2(a)(36) of the 1940 Act. As neither bitcoin nor bitcoin futures contracts constitute a “security” under Section 2(a)(36), the terms of the Code of Ethics do not apply to purchases and sales of bitcoin. The Registrant is nonetheless aware that issuers of bitcoin futures ETFs have revised their codes of ethics to include preclearance requirements for officers and directors relating to their purchases of both bitcoin and bitcoin futures contracts.

However, the Registrant believes that its adoption of such requirements is not necessary given the structure of the Fund. Unlike the bitcoin futures ETFs who have adopted these policies, the Fund does not invest in bitcoin futures contracts, so its officers and directors would not be investing in the same instruments in which the Fund invests. In those contexts, the Staff asked those issuers to revise their codes of ethics so that they would apply to the instruments held by those funds.

January 2, 2024

However, that is not necessary in this case, because the Fund’s investments in options that reference a security (the Bitcoin Futures ETF) are securities and are thus covered by the Code of Ethics. Therefore, given that the Code of Ethics complies with the requirements of the 1940 Act and applies to the instruments held by the Fund, the Registrant has respectfully determined that it is not necessary to amend its Code of Ethics to include this specific carve-out as it relates to bitcoin and bitcoin futures contracts. Nonetheless, the Registrant represents and warrants that in the event that it ever seeks to invest in bitcoin or bitcoin futures contracts directly, it will amend its Code of Ethics to cover these investments.

Comment 22 – Exhibits

Please include any fund of funds investment agreements related to the Bitcoin Futures ETF as a material contract to the Registration Statement, pursuant to Item 28(h) of Form N-1A.

Response to Comment 22

As the Fund does not currently intend to principally invest in the shares of the Bitcoin Futures ETF, no such agreements have been entered into.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Richard Coyle, Esq., Chapman and Cutler LLP